Exhibit 4.64

S&P AND CHARTER BROKERAGE SERVICES AGREEMENT

This S&P AND CHARTER BROKERAGE SERVICES AGREEMENT (the "Agreement") is made effective as of January 2nd, 2015 among SEACOMMERCIAL SHIPPING SERVICES S.A., a Liberian company (the "Broker") and [                ], a [                 ] company ("Owner").

WHEREAS, the Owner is the registered owner of [                                   ] registered under the flag of [                                      ] (the "Vessel").

WHEREAS, the Owner wishes to appoint the Broker with effect as of the date hereof, to provide, subject to the terms and conditions set forth herein, chartering brokerage services for the Vessel as well as sale and purchase (S&P) brokerage services.

WHEREAS, the Broker is willing and is able to provide such services upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and premises of the parties hereto and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

CLAUSE 1:	APPOINTMENT

The Owner hereby appoints the Broker to provide full brokerage services and the Broker hereby accepts such appointment on the terms and conditions of this Agreement.

The Broker undertakes to use its best endeavors to provide its services specified in the clauses agreed herein below, on behalf of the Owner.

The Broker may at its sole discretion appoint sub-brokers, at any time throughout the duration of this Agreement, to discharge any of the Broker's duties.

CLAUSE 2:	TERM

This Agreement shall come into effect as of January 2nd, 2015 and shall continue for a period of five years.

Thereafter it shall renew for further continuous periods of five years, unless written notice is given by either party at least thirty (30) days prior to the expiration of the term of this Agreement.

Notwithstanding the foregoing, this Agreement may be terminated pursuant to Clause 9 of this Agreement.  Any notice of termination pursuant to Clause 9 of this Agreement shall not be effective until thirty (30) days following its having been delivered, unless otherwise mutually agreed in writing.

CLAUSE 3:	BROKER'S POWER

The Broker is entitled to carry out its duties under the terms of this Agreement as provided in relative clauses herein at its own discretion.

In the performance of this Agreement, the Broker shall be authorized to perform the services described herein and to do all such things or take all such actions related to such performance in accordance with international shipping industry standards.

CLAUSE 4:	BROKERAGE SERVICES: SALE AND PURCHASE

01.The Broker shall identify vessels for purchase and make recommendation to the Owner as to whether any vessel should be bought.
02.After approval has been granted by the Owner for the purchase of the identified vessel, the Broker shall proceed to secure the best possible terms and conditions in accordance with industry standards in favor of the Owner.
03.The Broker will on Owner's request market the Vessel for sale, solicit offers, negotiate the sale of any Owner's vessel under the best possible terms and conditions in accordance with industry standards.

CLAUSE 5:	BROKERAGE SERVICES: CHARTERING

01.The Broker will seek and negotiate employment for the Vessel under voyage or period charter or under any other form of contract and on behalf of the Owner to approve, conclude and execute any such contract.

RIDER CLAUSE to 5.01
In the event that the Broker is providing similar services to any bulk carriers ships that are not owned by the Owner, the Broker agrees that consistent with the availability, suitability and positioning of the Owner's vessels, any chartering contract of a duration of six months or more will be offered in the first instance to bulk carriers operated by the Owner.

02.The Broker shall have the authority to fix voyage charters in accordance with the trading restrictions defined in Clauses 5.04 and 5.05.
03.The Broker will fix the Vessel and Broker's other vessels (each an "Other Vessel") in a fair manner.

04.The Broker will use due diligence to ensure that the Vessel will be employed between safe ports, safe anchorages and safe berths, so far as this can be established by exercising due diligence.
05.The Broker will include in the Charter Parties an appropriate War Risks Clause, Clause Paramount and any other Owner's protective clauses where applicable in accordance with the custom of trade.

CLAUSE 6:	ADMINISTRATION

01.The Broker shall, at its own expense, provide all office accommodations, office equipment, communication, office stationery and office staff, as is required for the provision of its services hereunder.
02.Notwithstanding the provisions of Clause 6.01 the Broker will be reimbursed for all extraordinary costs and expenses reasonably incurred.

CLAUSE 7:	REMUNERATION

01.In consideration of the obligations undertaken by the Broker in this Agreement, the Owners shall pay the Broker a commission fee equal to one and a quarter of one percent (1.25%) of all monies earned by the vessel.  Such fees shall be payable in USD, and payable to the Broker on the dates when such monies are paid or otherwise collected.  For the avoidance of any doubt and regardless of clause 7.04, chartering commissions shall survive the termination of this agreement under all circumstances until the termination of the charter party in force.
02.The Owner shall also pay a commission fee equal to one percent (1.0%) calculated on the MOA price for any vessel bought or sold for and on behalf of the Owner.
03.The Broker shall at no extra cost to the Owner, provide its own office accommodation, office staff and stationary.
04.  In the event that the Broker is subject to termination without cause as the provider of chartering brokerage services and sale and purchase brokerage services for the Vessel, except for the cases provided in Clauses 11.02 or 11.03 of this Agreement or by reason of default by gross negligence or misconduct of the Broker, its Directors, officers and/or employees in the performance under this Agreement, such case shall constitute an involuntary termination ("Involuntary Termination").
05.In the event that the Broker is subject to Involuntary Termination, then the provisions of the Compensation Agreement between the Broker and Paragon Shipping Inc. dated 01/11/2014 forming an integral part of this Agreement, or any renewal thereof, shall be applied.

CLAUSE 8:	INDEMNITY

01.Except as provided in 8.02 below, neither the Broker nor any officer, director, shareholder or employee thereof shall be liable to the Owner or to any third party, for any loss or damage arising directly or indirectly from the performance by the Broker of any of its obligations in respect of the Vessel under this Agreement. The Owner shall indemnify and hold harmless and defend the Broker of any of its obligations in respect of the Vessel under this Agreement. The Owner shall indemnify and hold harmless and defend the Broker, its officers, directors, shareholders and employees against any and all claims and demands (including costs and reasonable attorneys fees of defending such claim or demand) and any other losses or liabilities arising directly or indirectly out of the performance by the Broker of any of its duties in respect of the Vessel under this Agreement.

02.The provisions of Clause 8.01 shall not apply with respect to any loss, damage, claim, demand, or liability if and to the extent that the same results for Broker's, its officers', Directors', Shareholders' or Employees' gross negligence or willful misconduct in the performance of its duties under this Agreement.
03.Clause 8 shall survive termination of this Agreement.
04.Liability to Owners
Without prejudice to the liability/indemnity clauses referred to in this Agreement,  the Broker shall be under no liability whatsoever to the Owner for any loss, damage, delay or expenses of whatsoever nature, whether direct or indirect, and howsoever arising in the course of performance of the services provided unless same is proved to have resulted solely from the gross negligence or willful default of the Broker's or his employees, or agents or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expenses has resulted from the Broker's personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expenses  would probably result) the Broker's liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual charter brokerage commission payable under this Agreement, based on the commission payable with respect to the charter of the Vessel at the time of the incident.

CLAUSE 9:	HIMALAYA

It is hereby expressly agreed that no employee or agent of the Broker (including every sub-contractor form time to time employed by the Broker) shall, in any circumstances whatsoever, be under any liability whatsoever to the Owner for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of, or in connection with his employment. Without prejudice to the generality of the foregoing provisions in this clause , every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Broker or to which the Broker is entitled hereunder, shall also be available and shall extend to protect every such employee or agent of the Broker acting as aforesaid. For the purpose of all the foregoing provisions of this clause, the Broker is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be his servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

CLAUSE 10:	FORCE MAJEURE

01.Neither party shall be liable to the other for loss or damage resulting from delay or failure to perform this Agreement, or any contract hereunder, either in whole or in part, when any such delay or failure shall be due to causes beyond its control due to civil war, insurrections, strikes, riots, fires, floods, explosions, earthquakes, serious accidents, or any acts of God, or failure of  transportation, epidemics, quarantine restrictions, or labor trouble causing cessation, slow down, or interruption of work.
02.In the event that a situation giving rise to force majeure which prevents a party from performing under this Agreement, the parties shall confer as to the further fulfillment or termination of this Agreement.

CLAUSE 11:	TERMINATION

01.The Broker shall be entitled to terminate the Agreement by notice in writing if any moneys payable by the Owner shall not have been received in the Broker's nominated account within ten days of payment having been requested in writing by the Broker.
02.The Owner shall be entitled to terminate Broker's appointment hereunder by providing notice as per clause 2 to the Broker if the Broker repeatedly neglects or fails to perform its principal duties or to meet its material obligations under his Agreement
03.Notwithstanding the provision in Clause 2 and Clauses 11.01 and 11.02 of this Agreement and without prejudice to the accrued rights, if any, or remedies of the parties under or pursuant hereof, this Agreement will be terminated:
a)	if the Owner ceases to be the owner of a Vessel by reason of a sale thereof; or
b)	if the Vessel becomes an actual or constructive or compromised or arranged total loss; or
c)	if the Vessel is requisitioned for title or any other compulsory acquisition of a Vessel occurs, otherwise than by requisition for hire; or
d)	if the Vessel is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation; the Agreement shall no longer apply to that ship; or
e)	if the Owner or the Broker ceased to carry on business, or a substantial of the business, properties or assets of either such party is seized or appropriated.
f)	if an order is made against the Owner or the Broker by any competent court or other appropriate authority or resolution passed for bankruptcy, dissolution or winding-up or for the appointment of a liquidator, manager, receiver or trustee of a party or of all or a substantial part of its assets, save for the purposes of amalgamation or re-organization (not involving or arising out of insolvency)
04.	For the purpose of clause 9.03 hereof:
a)	the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be registered as owner of the Vessel.
b)	the Vessel shall not be deemed to be lost unless either the Vessel has become an actual total loss or agreement has been reached with the Underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with the Underwriters is not reached, it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred.

c)	the termination of this Agreement shall be without prejudice to all rights accrued between Broker and the Owner prior to the date of termination.
0.5 Notwithstanding any other provision of this Agreement, this Agreement shall terminate if there is a change of control of the Owner's parent company (the "Parent").  For purposes of this Section 11.05, a change of control of the Parent shall mean the occurrence of any of the following and shall constitute an Involuntary Termination:

(i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Parent's assets, other than a disposition to Box Ships Inc. or any of its affiliates;

(ii) the adoption by the Parent's board of directors of a plan of liquidation or dissolution of the Parent;

(iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than Box Ships Inc. or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of the Parent's voting shares, measured by voting power rather than number of shares;

(iv) if, at any time, the Parent becomes insolvent, admits in writing its inability to pay its debts as they become due, is adjudged bankrupt or declares its bankruptcy or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(v) the Parent consolidates with, or merges with or into, any person (other than Box Ships  Inc. or any of its affiliates), or any such person consolidates with, or merges with or into, the Parent, in any such event pursuant to a transaction in which outstanding shares of the Parent's common stock are converted into or exchanged for cash, securities or other property, or receives a payment of cash, securities or other property, other than any such transaction where any shares of the Parent's common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

(vi) the first day on which a majority of the members of the Parent's board of directors are not continuing directors of the Parent.  The term "continuing directors" means, as of any date of determination, any member of the Parent's board of directors who was:

(a) a member of the board of directors of the Parent on the date immediately after the closing of the Parent's offering; or

(b) nominated for election or elected to the Parent's board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

CLAUSE 12:	MODIFICATION OF AGREEMENT

No modification or any further representation, promise, or agreement in connection with subject matter under this Agreement shall be binding, unless made in writing and signed on behalf of the parties by duly authorized representatives.

CLAUSE 13:	ASSIGNABILITY OF AGREEMENT

This Agreement is not assignable by either party without the prior written consent of the other.

CLAUSE 14:	CONFIDENTIALITY

Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Owner or the Owner's principals obtained by the Broker in the performance of this Agreement shall be kept strictly confidential.

Except as may be required by applicable law this Agreement including all terms, details conditions and period is to be kept private and confidential and beyond the reach of any third party.

Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Broker and/or the Broker's principals obtained by the Owner or the Owner's principals in the performance of this Agreement shall be kept strictly confidential.

Confidential Information shall not include information that is now or subsequently becomes generally publicly known or available by publication, commercial use, or otherwise, through no act or fault of any of the parties;

The Confidential Information may be disclosed only to the employees, directors, lawyers or consultants of any party or of its affiliated, parent, daughter or related companies or subsidiaries having the need to know the same for the purpose of performing this Agreement by the parties and where such employees, directors, lawyers or consultants are bound by similar restrictions of confidentiality not to disclose the same.

In the event any party is ordered by any court of law or administrative tribunal to disclose any Confidential Information, such party shall provide to the other party a written notice of the forced disclosure as soon as practicable.

CLAUSE 15:	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English Law.

CLAUSE 16:	ARBITRATION

01.All disputes arising out of this Agreement shall be arbitrated at London in the following manner. One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof.
02.In the event that the Owner or the Broker shall state a dispute and designated an Arbitrator in writing, the other party shall have twenty (20) days, excluding Saturdays, Sundays and legal holidays to designate it's arbitrator, failing which the appointed arbitrator can render an award hereunder.
03.Until such time as the arbitrators finally close the hearings, either party shall have the right, by written notice served on the arbitrators and on the other party, to specify further disputes or differences under this Agreement for hearing and determination.
04.The arbitrators may grant any relief and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorneys' fees and judgments may be entered upon any award made herein in any court having jurisdiction.

CLAUSE 17:	NOTICES

01.Any notice or other communication required to be given or made hereunder shall be in writing and may be served by sending same by registered airmail electronic-mail, telex, facsimile, or by delivering the same (against receipt)  to the address of the party to be served to such address as may from time to time be notified by that party for this purpose.
02.Any notice served by post as aforesaid shall be deemed conclusively duly Served five days after the same shall have posted. Notices served by telex aforesaid shall be deemed conclusively to have been served on the day following of the same, provided evidence of transmission appears on the particular notice.
03.Notices to the Broker shall be made as follows:

SEACOMMERCIAL SHIPPING SERVICES S.A.
15 KARAMANLI AVE.
166 73 VOULA ATHENS, GREECE
PHONE : + 30 210 88 89 000
FAX     :   + 30 210 89 95 088
E-MAIL: info@seacommercial.gr

Notices to the Owner shall be made as follows:

[]
C/O PARAGON SHIPPING INC.
15 KARAMANLI AVE.
166 73 VOULA, ATHENS, GREECE
PHONE: + 30 89 14 600
FAX: +30 89 95 088
E-MAIL: info@paragonshipping.gr

CLAUSE 18:	ENTIRE AGREEMENT

This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, either verbal or written, between the parties with respect to such subject matter, and no amendment of any provision hereof will be binding upon any party unless in writing and signed by the party agreeing to such amendment.

For and on behalf of the Broker                                      For and on behalf of the Owner

_____________________                                                    ________________________
     George Skrimizeas                                                                  Aikaterini Stoupa
      Attorney-in-Fact                                                                   Attorney-in-Fact

The foregoing is consented to and joined solely with respect to Clause 7.05 by Paragon Shipping Inc.

For and behalf of Paragon Shipping Inc.

____________________
Robert Perri
Attorney-in Fact